Exhibit 12
UNITED TECHNOLOGIES CORPORATION
AND SUBSIDIARIES
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Full year
(dollars in millions)	2016	2015	2014	2013	2012
Fixed Charges:
Interest expense [1]	$1,161	$945	$1,099	$1,032	$893
Interest capitalized	34	27	25	22	19
One-third of rents [2]	129	129	145	142	143
Total fixed charges	$1,324	$1,101	$1,269	$1,196	$1,055
Earnings:
Income from continuing operations before income taxes	$7,133	$6,467	$8,712	$7,654	$6,172
Fixed charges per above	1,324	1,101	1,269	1,196	1,055
Less: capitalized interest	(34)	(27)	(25)	(22)	(19)
	1,290	1,074	1,244	1,174	1,036
Amortization of interest capitalized	9	12	12	11	11
Total earnings	$8,432	$7,553	$9,968	$8,839	$7,219
Ratio of earnings to fixed charges	6.37	6.86	7.86	7.39	6.84

[1]
Pursuant to the guidance in the Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification, interest related to unrecognized tax benefits recorded was approximately $41 million, $34 million, $179 million, $50 million and $39 million for the years 2016, 2015, 2014, 2013 and 2012, respectively. The ratio of earnings to fixed charges would have been 6.18, 6.65, 6.88, 7.09 and 6.60 for the years 2016, 2015, 2014, 2013 and 2012, respectively, if such interest were excluded from the calculation.

[2]	Reasonable approximation of the interest factor.